FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Appoints Dr. Sandeep Chennakeshu President of BlackBerry Technology Solutions Business Unit	2.

Document 1

  NEWS RELEASE
August 18, 2014

FOR IMMEDIATE RELEASE

BlackBerry Appoints Dr. Sandeep Chennakeshu President of BlackBerry Technology Solutions Business Unit

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that it has named Dr. Sandeep Chennakeshu to lead a new business unit to be called BlackBerry Technology Solutions, or BTS. The BTS business unit comprises BlackBerry’s innovative technology assets, including:  QNX (embedded software), Project Ion (Internet of Things application platform), Certicom (cryptography applications), and Paratek (RF antenna tuning), as well as BlackBerry’s extensive patent portfolio.

Executive Chairman and CEO John Chen said, "I am very pleased that Sandeep has joined BlackBerry to lead BTS.  QNX, Certicom and Paratek are strategic and technically innovative assets with significant potential to address the much wider global markets for secure, reliable communications and embedded applications. Project Ion creates an application platform that enables secure and collaborative machine-to-machine communication required by the growing number of end-to-end, Internet of Things applications. Our broad global portfolio of 44,000 patents is of value to several industry segments. Combining all these assets into a single business unit led by Sandeep will create operational synergies and new revenue streams, furthering our turnaround strategy.”

Sandeep Chennakeshu has been engaged in research, product development, IP creation/licensing and general management in the wireless, electronics and semiconductor industry for over 25 years, including serving as President of Ericsson Mobile Platforms and CTO of Sony-Ericsson.  He is a named inventor on 73 patents and a Fellow of the IEEE.

Dr. Chennakeshu starts immediately.

 About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 18, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer